Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC.QB – BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

April 10, 2017		SEDAR FILING

To:	All Applicable Securities Commissions and	AMENDED NOTICE
TSX Venture Exchange

Dear Sirs:

Re:	Annual and Special General Meeting

We advise of the following with respect to the upcoming Meeting of Security Holders of the Company:

Meeting Type	:	Annual and Special General Meeting
Class of Securities Entitled to Receive Notice:	:	Common Shares
Class of Securities Entitled to Vote	:	Common Shares
CUSIP Number	:	07159Y109
ISIN	:	CA07159Y1097
Record Date for Notice	:	March 30, 2017
Record Date for Voting	:	March 30, 2017
Beneficial Ownership Determination Date	:	March 30, 2017
Meeting Date	:	May 9, 2017 (AMENDED)
Meeting Location	:	Vancouver, BC
Issuer sending proxy related materials directly to NOBO	:	Yes
Issuer paying for delivery to OBO	:	No
Notice and Access for Beneficial Holders	:	No
Notice and Access for Registered Holders	:	No

If you require any further information, please contact the undersigned.

Yours truly,

BATTLE MOUNTAIN GOLD INC.

Signed “Elizabeth Anderson”

Elizabeth Anderson
Senior Administrator

/ea

cc:	Computershare Investor Services Inc., Attn: Yasmin Juma/Vanessa Lee
Dentons Canada LLP, Attn: Brian Abraham/Leigh Krenzt
Davidson & Company, Attn: Dave Harris
U.S. Regulatory Authorities (with Form 6K)
Ian Brown